EXHIBIT 21.

SUBSIDIARIES OF THE REGISTRANT

THE WASHINGTON CORPORATION - SUBSIDIARIES

As of December 31, 2002

Subsidiary	State of Formation or Incorporation	Date of Formation

Arlington Square Limited Partnership	Maryland	09/17/85

Four Year Trail Limited Partnership	Virginia	09/16/87

Nanjemoy Associates Limited Partnership	Maryland	01/11/88

TWC Development Corporation	Maryland	04/08/85

Arlington Square, Inc.	Virginia	02/28/91

Four Year Trail, Inc.	Virginia	02/28/91